

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 05/14/2025 02:11 PM
Original ID: 2019-000861734
Amendment ID: 2025-005800014

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Discount Print USA, Inc.

2. Article number(s) SEVEN (V11) is amended as follows:
   See checklist below for article number information.

Number of Common Shares: 5,000,000,000 Par Value: $0.0010

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 04/29/2025

(Date – mm/dd/yyyy)



Received
MAY - 5 2025
Secretary of State
Wyoming

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

☐ **Shares were _not issued_** and the board of directors or incorporators have adopted the amendment.

OR

☐ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval,* in compliance with W.S. 17-16-1005.

OR

☑ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval,* in compliance with W.S. 17-16-1003.

Signature: _____ Date: 04/29/2025

(May be executed by Chairman of Board, President or another of its officers.)   (mm/dd/yyyy)

Print Name: Ronald Miller   Contact Person: Ronald Miller

Title: CEO   Daytime Phone Number: 702-782-7923

Email: ron@discountprintusa.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Checklist
- ☑ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
- ☑ **Processing time is up to 15 business days** following the date of receipt in our office.
- ☑ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
- ☑ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ☑ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 04/25/2025 09:34 AM
Original ID: 2019-000861734
Amendment ID: 2025-005749810

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Discount Print USA, Inc,

2. Article number(s) | SIX (V1) | is amended as follows:

See checklist below for article number information.

Number of Common Shares: 910,000,000 Common Par Value: $0.0010

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on | 04/12/2025 |

(Date – mm/dd/yyyy)

Received
APR 16 2025
Secretary of State
Wyoming

P-Amendment – Revised June 2021

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

☐ **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

<u>OR</u>

☐ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

<u>OR</u>

☑ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____   Date: 04/12/2025
(May be executed by Chairman of Board, President or another of its officers.)   *(mm/dd/yyyy)*

Print Name: Ronald Miller   Contact Person: Ronald Miller

Title: CEO   Daytime Phone Number: 702-782-7923

Email: ron@discountprintusa.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

<u>Checklist</u>

☑ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
☑ **Processing time is up to 15 business days** following the date of receipt in our office.
☑ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
☑ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
☑ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 06/21/2023 02:04 PM
Original ID: 2019-000861734
Amendment ID: 2023-004249390

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

DISCOUNT PRINT USA, INC.

2. Article number(s) | FIVE (V) | is amended as follows:

*See checklist below for article number information.

Number of Common Shares: 3,000,000,000   Common Par Value: $0.0010

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 06/05/2023

(Date – mm/dd/yyyy)

RECEIVED
JUN 6 2023
WYOMING
SECRETARY OF STATE

P-Amendment – Revised June 2021

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

☐   __Shares were *not* issued__ and the board of directors or incorporators have adopted the amendment.


OR


☐   __Shares were issued__ and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.


OR


☑   __Shares were issued__ and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____   Date: 06/05/2023

(May be executed by Chairman of Board, President or another of its officers.)   *(mm/dd/yyyy)*

Print Name: Ronald Miller   Contact Person: Jeff Turner

Title: CEO   Daytime Phone Number: 801-810-4465

Email: jeff@jdt-legal.com

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist

- ✔ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
- ✔ **Processing time is up to 15 business days** following the date of receipt in our office.
- ✔ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
- ✔ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ✔ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 11/25/2022 10:41 AM
Original ID: 2019-000861734
Amendment ID: 2022-003925517

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Discount Print USA, Inc.

2. Article number(s) Article V is amended as follows:
***See checklist below for article number information.**

The Series B Certificate of Designation is hereby amended as per the attached document.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on as of 6/30/2022
(Date – mm/dd/yyyy)

RECEIVED
NOV 14 2022
WYOMING
SECRETARY OF STATE

Doc ID: [illegible]

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

☑ __Shares were *not* issued__ and the board of directors or incorporators have adopted the amendment.

OR

__Shares were issued__ and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

__Shares were issued__ and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: *Ron Miller*

(May be executed by Chairman of Board, President or another of its officers.)

Date: 11/11/2022

(mm/dd/yyyy)

Print Name: Ronald Miller

Title: CEO

Contact Person: Jeff Turner

Daytime Phone Number: 801-810-4465

Email: jeff@jdt-legal.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Checklist

- ✓ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
- ✓ **Processing time is up to 15 business days** following the date of receipt in our office.
- ✓ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
- ✓ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ✓ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 02/01/2022 12:02 PM
Original ID: 2019-000861734
Amendment ID: 2022-003548120

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

DISCOUNT PRINT USA, INC.

2. Article number(s) | V. | is amended as follows:

See checklist below for article number information.

Number of Common Shares: 500,000,000   Common Par Value: $0.0010

Received
JAN 2 6 2022
Secretary of State
Wyoming

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on | 01/14/2021 |
(Date – mm/dd/yyyy)

P-Amendment – Revised June 2021



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 07/23/2021 10:20 AM
Original ID: 2019-000861734
Amendment ID: 2021-003278134

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Discount Print USA, Inc.

2. Article number(s) | Article V | is amended as follows:

*See checklist below for article number information.

Number of Common Shares: 95,000,000 Preferred Par Value $0.0010
Number of Preferred A Shares: 5,000,000 Preferred Par Value $0.0010
Number of Preffered B Shares: 10,000 Preferred Par Value $0.0010

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

N/A

4. The amendment was adopted on | 07/15/2021 |
(Date – mm/dd/yyyy)



RECEIVED
JUL 22 2021
WYOMING
SECRETARY OF STATE

P-Amendment – Revised June 2021

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

☐ **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.


OR


☐ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.


OR


☑ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: *Ronald Miller* (DocuSigned by, 740E11A82E25438...)

Date: 07/15/2021 *(mm/dd/yyyy)*

(May be executed by Chairman of Board, President or another of its officers.)

Print Name: Ronald Miller

Title: President, CEO, Director

Contact Person: Ronald Miller

Daytime Phone Number: 702-527-3536 ext. 506

Email: ron@discountprintusa.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Checklist
- ☑ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
- ☑ **Processing time is up to 15 business days** following the date of receipt in our office.
- ☑ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. **Article number(s) is not the same as the filing ID number.***
- ☑ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ☑ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

P-Amendment – Revised June 2021



Secretary of State

Wyoming Secretary of State

2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Jun 17 2019 5:05PM
Original ID: 2019-000861734

Profit Corporation
Articles of Incorporation

I. The name of the statutory close corporation is:
Discount Print USA, Inc.

II. The name and physical address of the registered agent of the statutory close corporation is:
Wyoming EZ Corp
2232 Dell Range Blvd Ste 245
Cheyenne, WY 82009

III. The mailing address of the statutory close corporation is:
2232 Dell Range Blvd.,
Suite 245
Cheyenne, WY 82009

IV. The principal office address of the statutory close corporation is:
2232 Dell Range Blvd.,
Suite 245
Cheyenne, WY 82009

V. The number, par value, and class of shares the statutory close corporation will have the authority to issue

Number of Common Shares:	95,000,000	Common Par Value:	$0.0010
Number of Preferred Shares:	5,000,000	Preferred Par Value:	$0.0010

VI. The name and address of each incorporator is as follows:
Wyoming EZ Corp
2232 Dell Range Blvd., Suite 245 - Cheyenne, WY 82009

Signature: *Danika Stone*   Date: **06/17/2019**

Print Name: **Danika Stone**

Title: **Registered Agent**

Email: **wyezcorp@gmail.com**

Daytime Phone #:   **(307) 275-0000**



Secretary of State

Wyoming Secretary of State
2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Wyoming EZ Corp

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Danika Stone*   Date: 06/17/2019

Print Name: **Danika Stone**

Title: **Registered Agent**

Email: **wyezcorp@gmail.com**

Daytime Phone #: **(307) 275-0000**



Wyoming
Secretary of State

Wyoming Secretary of State
2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Wyoming EZ Corp, whose registered office is located at **2232 Dell Range Blvd Ste 245, Cheyenne, WY 82009**, voluntarily consented to serve as the registered agent for **Discount Print USA, Inc.** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Danika Stone* Date: **06/17/2019**

Print Name: **Danika Stone**

Title: **Registered Agent**

Email: **wyezcorp@gmail.com**

Daytime Phone #: **(307) 275-0000**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Discount Print USA, Inc.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **17th** day of **June, 2019** at **5:05 PM.**

Remainder intentionally left blank.



Filed Date: 06/17/2019

Secretary of State

Filed Online By:

Danika Stone

on 06/17/2019